United States Securities and Exchange Commission
                            Washington, D.C. 20549

                                 Schedule 13D

                    Under the Securities and Exchange Act of 1934
                              (Amendment No. 1)


                              PREMIS Corporation
                               (Name of Issuer)



                                Common Stock
                        (Title of Class of Securities)


                                 740583109
                               (CUSIP Number)


                             Richard R. Peterson
                             PREMIS Corporation
                             13220 County Road 6
                         Plymouth, Minnesota  55447
                   Phone Number (612)550-1999 extension 205
                        (Name, Address and Telephone
                       Number of Person Authorized to
                     Receive Notices and Communications)



                               April 1, 1997
             (Date of Event Which Requires Filing of This Statement)


If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

[   ]

Check the following box if a fee is being paid with this statement.

[   ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                         CUSIP NO.	740583109


1.	Name(s) of reporting persons.  Ted Anderson

2.	Check the appropriate box if a member of a group
	(a)
	(b)   Not Applicable

3.	SEC use only

4.	Source of funds  Not Applicable.  Right to acquire Common Stock.

5.	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).  Not  Applicable

6.	Citizenship or place of organization.  Canadian Resident
Number of shares beneficially owned by each reporting person with:

7.	Sole voting power.  650,000 Non-Qualified Common Stock Options

8.	Shared voting power.  0

9.	Sole dispositive power.  650,000 Non-Qualified Common Stock Options

10.	Shared dispositive power.  0

11.	Aggregate amount beneficially owned by each reporting person.
		650,000 Non-Qualified Common Stock Options

12.	Check if the aggregate amount in Row (11) excludes certain shares.  Not
Applicable

13.	Percent of class represented by amount in Row (11).  12 percent

14.	Type of reporting person.  Individual




Item 1
	Common Stock, Par Value $.01 per share of PREMIS Corporation

	PREMIS Corporation
	13220 County Road 6
	Plymouth, MN  55447

Item 2

	(a)	Ted Anderson
	(b)	Mr. Anderson"s business address is
			3500 Steeles Avenue East,
			Suite 1300, 3rd Floor
			Markham, Ontario, Canada  L3R 0X1

	(c)	Mr. Anderson's principal occupation is President and Chief
Executive Officer of PREMIS Systems Canada a subsidiary of PREMIS Corporation.
	(d) During the last five years Mr. Anderson has not been convicted in any criminal proceeding of a nature described in Item 2(d) of Schedule 13D.
	(e) During the last five years Mr. Anderson was not a party to any civil proceeding of a nature described in Item 2(e) of Schedule 13D.
	(f)  Mr. Anderson is a Canadian Resident.

Item 3
	Not Applicable.  Right to acquire in the future.

Item 4
	The Non-Qualified Common Stock Option grant was part of an employment agreement filed in connection with the Stock Purchase Agreement between PREMIS Corporation (Buyer) and certain individuals, including Mr. Anderson.

Item 5
	(a)	Mr. Anderson will have the right to acquire 650,000 shares of common stock pursuant to the Non-Qualified Common Stock Option Grant. Represents 12 percent of the class of securities identified pursuant to Item 1.

	(b) Mr. Anderson has sole power to vote the shares acquired pursuant to the Non-Qualified Common Stock Option.

	(c)     Not Applicable.

Item 6
	Not Applicable.

Item 7
	The Non-Qualified Stock Option agreement between PREMIS Corporation and Ted Anderson has been incorporated by reference to exhibit 10.4 filed as part of Form S-2, Commission File No. 333-10917.


Signature:

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 10, 1997




/s/ Ted Anderson
Ted Anderson